Points International Ltd. Announces the Resignation of Steve Yuzpe, Chief Financial Officer

TORONTO, January 16, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world's leading reward-management portal, Points.com—today announced that Steve Yuzpe has resigned his position as Chief Financial Officer to pursue other interests. Mr. Yuzpe's departure will be effective February 28, 2007 and in the interim, Mr. Yuzpe will continue with his duties, and assist in the orderly transition of this role to his successor.

Rob MacLean, Chief Executive Officer, commented, "I want to thank Steve for his hard work and significant contributions to Points over the last seven years. He has developed a strong financial and operational platform for our business which will enable us to continue to grow. We appreciate his willingness to stay on to ensure a smooth transition, and wish him well in his future endeavors."

Steve Yuzpe added, "Over the past seven years I've worked with a tremendous team of professionals, and am very proud of the Company's many successes. Points has made significant progress towards profitability over the past year and is well positioned to continue this momentum. I am looking forward to supporting the Company in its continued success."

Additionally, Points reiterates its previous fourth quarter 2006 guidance of revenue between $3.1 million and $4.6 million, and expects to achieve earnings before interest, taxes, depreciation and amortization ("EBITDA") profitability in the fourth quarter of 2006. The revenue outlook for the fourth quarter assumed that the Company's existing products and services continued to perform along historical growth curves for the period in question and that the transaction rates of new contracted products and services grew in a manner consistent with the Company's experience with existing partners. In addition to the revenue assumptions above, the expense outlook incorporated modest expense growth versus the prior year. This outlook is based on the Company's current views. For more information see the safe harbor statement below.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2006 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts herein are in Canadian dollars unless otherwise specified.

For more information contact:
For investor relations:
Chris Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com; and
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com.

For partnerships and other inquiries:
Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.